CIBC Agrees to Settle Enron Bankruptcy Litigation
TORONTO, August 5, 2005 — CIBC (NYSE:BCM, TSX:CM) announced today that it has reached an agreement in principle to settle its part of the so-called Megaclaims lawsuit brought by Enron against CIBC and a number of other financial institutions.
Under the agreement, CIBC will pay Enron US$250 million. In addition, in exchange for a further payment of approximately US$24 million, Enron will allow some US$81 million in claims filed against the Enron bankruptcy estate and CIBC will subordinate some US$42 million in other claims, which CIBC had already written down to zero carrying value for accounting purposes. This settlement resolves all claims by Enron against CIBC. The costs of settling this lawsuit were accounted for as a part of the reserve adjustments announced earlier this week in connection with CIBC’s settlement of the Enron class action suit. The Megaclaims agreement is subject to approval by the United States Bankruptcy Court for the Southern District of New York.
Gerry McCaughey, President and Chief Executive Officer, said: “This represents another important step in resolving our litigation matters regarding Enron, allowing us to move forward on meeting our long-term business objectives.”
CIBC is a leading North American financial institution. CIBC provides a full range of products and services to over nine million retail clients, administers Cdn. $184.5 billion of assets for individuals and meets the complex business needs of corporate and institutional clients. At year-end, CIBC’s total assets were Cdn. $278.8 billion and its market capitalization was Cdn. $25.7 billion.
A NOTE ABOUT FORWARD-LOOKING STATEMENTS
This news release contains forward-looking statements that are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the operations, financial condition, strategies and outlook of CIBC. A forward-looking statement is subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond CIBC’s control could cause actual results to differ materially from the expectations expressed in CIBC’s forward-looking statements. Readers should not place undue reliance on CIBC’s forward-looking statements. CIBC does not undertake to update any forward-looking statement that is contained in this news release.

Analyst inquiries should be directed to Kathryn A. Humber, Senior Vice-President of Investor Relations, at 416-980-3341. Media inquiries should be directed to Stephen Forbes, Senior Vice President, Communications and Public Affairs, at 416-956-3330.